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QUICK LAW GROUP PC

900 WEST PEARL STREET
SUITE 300

BOULDER, CO 80302

Phone: 720.259.3393

Facsimile: 303.845.7315

VIA EDGAR

March 11, 2013

Michael R. Clampitt, Esq.

David Lin, Esq.

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:

ML Capital Group, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 11, 2013

File No. 333-184636

Dear Messrs. Clampitt and Lin,

Thank you for your comment letter of January 29, 2013 regarding the Registration Statement on Form S-1 of ML Capital Group, Inc. (the “Company”).  Based on your comments, the Company has filed Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”).  Please see the Company’s responses below as they relate to the comment letter.

General

1.

Please not the updating requirements of Rule 3-12 of Regulation S-X and provide updated financial statements and an updated consent from your independent accountant in your next pre-effective amendment.

Response: Updated financial statements and an updated consent from the Company’s independent accountant have been provided as part of this Amendment.

The Company and the undersigned strive to provide the best possible disclosure to the investing public. We hope the above responses and the revised disclosure in the Amendment have addressed appropriately all of the Staff’s comments.  Should you require any further information or have any questions, please feel free to call the undersigned, Jeffrey M. Quick, at (720) 259-3393.

Sincerely,

/s/ Jeffrey M. Quick

Quick Law Group PC